
July 22, 2010

Daniel E. Pittard
President and Chief Executive Officer
Rubio's Restaurants, Inc.
1902 Wright Place, Suite 300
Carlsbad, CA 92008

Re:     **Rubio's Restaurants, Inc.**
        **Amended Preliminary Proxy on Schedule 14A**
        **Filed July 13, 2010**
        **File No. 000-26125**

        **Amendment No. 3 to Schedule 13E-3**
        **Filed July 21, 2010**
        **File No. 005-57387**

Dear Mr. Pittard:

    We have completed our review of the above-mentioned filings and have no further comments at this time.

                                        Sincerely,


                                        Max A. Webb
                                        Assistant Director


cc:     Via facsimile (858) 638-5014
        Larry W. Nishnick, Esq.
        DLA Piper LLP